United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F. Street, N.E.

Washington, DC 20549

United States

June 13, 2022

Attn:	Mr. Kevin Kuhar, Branch Chief

Ms. Lynn Dicker, Staff Accountant

Re:	Koninklijke Philips NV

Form 20-F for the Fiscal Year ended December 31, 2021

Filed February 22, 2022

Form 6-K filed April 25, 2022

File No. 001-05146-01

Dear Mr. Kuhar and Ms. Dicker,

Thank you for your letter dated May 31, 2022, setting forth your comments regarding (i) the Form 20-F of Koninklijke Philips N.V. (“Philips”) for the Fiscal Year Ended December 31, 2021, (the “2021 Form 20-F”), filed with the SEC on February 22, 2022, and (ii) the Form 6-K of Philips with respect to Philips’ First Quarter Results 2022 (the “Q1 2022 Results”), furnished with the SEC on April 25, 2022.

To facilitate your consideration of Philips’ response, we have included below your comments and have provided Philips’ response immediately following.

We hope that your comments are sufficiently addressed below. However, should you have any further questions or require further clarification, please do not hesitate to contact François Eksteen, Head Group Consolidation & Reporting, at +31646801162.

Yours faithfully,

/s/ A. Bhattacharya

A. Bhattacharya

Executive Vice President and Chief Financial Officer

Amstelplein 2 | 1096 BC Amsterdam | The Netherlands

Date: 2022-06-13 Page: 2

COMMENTS:

Form 20-F for the Year Ended December 31, 2021

14.1 Reconciliation of non-IFRS Information

EBITA and Adjusted EBITA

1. Please revise future filings to clearly identify and describe individually significant transactions included under the “Other items” heading. We note, for example, that the Philips Respironics recall charge is included within the Connected Care Other items adjustments.

Philips response

Philips has historically included narrative disclosure of material, individually significant items included under the “Other items” category in our financial performance section. As you note, such discussion is presented in section 7.1.1 (Results of operations) of our 2021 Form 20-F, including in relation to the Philips Respironics recall charge. However, Philips acknowledges that certain investors and users of our financial statements may view additional information on significant items contained in the “Other items” category as a valuable supplemental information to our financial statements and related disclosures. Accordingly, in our future annual reports on Form 20-F, we will clearly identify and describe individually significant items included under the “Other items” heading in tabular format.

Form 6-K filed April 25, 2022

First Quarter Highlights

2. We note the discussion of increasing risks related to COVID-19, China, the Russia-Ukraine war, supply chain and inflationary pressures. In future filings, please revise to clarify the resulting impact of these risks on the company, including how your business segments, products, lines of service, projects, or operations are materially impacted.

Philips Response

We note your comment requesting that the inclusion of discussion in our future filings clarifying any material impacts on our business operations due to risks related to COVID-19 in China, the Russia-Ukraine war, supply chain and inflationary pressures. We consider the inclusion of these emerging factors that may impact our full year 2022 results as informative for outlook. We note the discussions of Philips performance and Performance by segment for the first quarter 2022, which include references to the impact of supply chain headwinds. We will carefully consider the impact of these risks for future filings and include discussion of such risks and their impacts on our business, operations and financial results, where material.